SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For November 2006
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes      No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of November 2006, incorporated by reference herein:

Exhibit

99.1      Release dated November 13, 2006, entitled “EMPEROR APPOINTS NEW DIRECTOR”
99.2      Release dated November 14, 2006, entitled” PHILIP SHAFT MINING RESUMES AT
VATUKOULA”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: November 14, 2006
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ARBN 086 277 616
JSE trading symbol: DRD
ISIN Code: ZAE 000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
(“DRDGOLD” or “the company”)

EMPEROR APPOINTS NEW DIRECTOR

Emperor Mines Limited announces the appointment of John Sayers as a Non-Executive Director on the Emperor Board and member of the Emperor Mines Limited Audit Committee, effective as of
Friday, 10 November 2006.

Emperor Mines Limited Chief Executive Officer, Brad Gordon, said that Mr Sayers brought significant further financial experience to the company, and was a welcome addition to the Board.

“John brings almost 40 years financial experience with him, and has held a number of senior positions within companies during his career. His position as Chief Financial Officer of DRDGOLD gives him good insight into the mining sector, and familiarity with Emperor’s mines”, Mr Gordon said.

“Mr Sayers will work closely with the Emperor Finance team, led by Chief Financial Officer Mr
Clyde Moore, as they implement the next stage of reforms to Emperor’s financial management systems. His appointment as a Director of Emperor will further strengthen Emperor, and provide important experience to help guide the continuing reforms at Emperor’s Tolukuma and Vatukoula mines. The Directors and staff at Emperor would like to welcome John to the team”, Mr Gordon
Said.

13 November 2006
Johannesburg
Sponsor
Standard Bank

Exhibit 99.2
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ARB number 086 277 616
JSE trading symbol: DRD
ISIN Code: ZAE000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
(“DRDGOLD” or “the Company”)

PHILIP SHAFT MINING RESUMES AT VATUKOULA

Emperor Mines Limited is pleased to announce that production at the Philip Shaft at Emperor
Mines’ Vatukoula Gold Mine in Fiji has recommenced earlier than anticipated, following repairs to damage to the shaft following a shaft conveyance failure on October 14 this year.

During testing of the shaft conveyance following routine maintenance, a skip-cage fell down the shaft, along with approximately 900 metres of wire cable, damaging power and water services to the lower levels of the mine structure.

Mining in Philip Shaft was halted following the incident, while investigations and repairs were undertaken.

Mine General Manager Frazer Bourchier said today that extensive testing of the conveyance mechanism showed limited damage arising from the incident, which in turn accelerated the process of repairs and clearance of the shaft for mining to resume.

“The Team who worked on shaft and conveyance repairs have done an excellent job, and I am delighted that we have been able to recommence mining in the Shaft earlier than anticipated. We can now continue general mining reforms at Vatukoula, as we work to reduce our costs and increase our production. I am pleased that repair work has progressed safely and quickly, and that we can now return our focus to the turn-around”, Mr Bourchier said.

Philip Shaft provides approximately 50% of production at Vatukoula, which, in turn, represents approximately 25% of group production for Australia-based miner Emperor Mines Limited.

Emperor Mines is 78.7% owned by DRDGOLD.

Johannesburg
14 November 2006
Sponsor
Standard Bank